Jon Filderman Managing Counsel - Corporate Legal Group	Merck & Co., Inc. One Merck Drive P.O. Box 100, WS 3B-45 Whitehouse Station, NJ 08889-0100 Tel 908-423-3853 Fax 908-735-1216 jon_filderman@merck.com

June 28, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merck & Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No.: 001-06571

Dear Mr. Rosenberg:

Reference is made to the SEC’s letter dated June 15, 2012 to the Company. This will confirm that I spoke to Ms. Sasha Parikh, Staff Accountant, today to advise her that the Company intends to respond to the SEC’s comment letter by Friday, July 13, 2012.

Very truly yours,

/s/ Jon Filderman